FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For June 2004

EuroTech Holdings Company Limited

(Translation of Registrant’s name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Road, Hong Kong

(Address of Principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                            Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                        .

On June 28, 2004, the Registrant’s announced its year end result for the year ended December 31, 2003 and that its Board of Directors had authorized a 50% stock dividend to holders of its Ordinary Shares, fixing July 19, 2004 as the Record Date at 5:00 p.m. (New York time) for the dividend. Holders of the Registrant’s Ordinary Shares on the Record Date are entitled to receive five (5) shares for each ten (10) Ordinary Shares of Registrant’s Ordinary Shares they hold. Registrant will not issue fractional shares, but, instead, will settle fractional shares by cash payments based on the market value on the Record Date. Dividend payment is anticipated for August 2, 2004. The Registrant has outstanding management, officer, director and employee options. The issuance of the dividend shares will cause certain adjustments to be made to the exercise prices and numbers of shares of those options. Various changes to the indicated options of the Registrant are described below (and give effect to prior stock dividends of the Registrant):

(END OF PAGE)

Securities		Pre-Dividend	Post-Dividend

1.	Options Issued to Members of Registrant’s Management

	A. Maximum Number of Shares Exercisable For	873,600	1,310,400

	B. Per Share Exercise Price	$1.8315	$1.221

	C. Not Yet Granted	0	0

2.	Management Options Issued to Management and Employees of Registrant

	A. Maximum Number of Shares Exercisable For	2,148,328	3,222,492

	B. Per Share Exercise Price	$2.5183	$1.6789

	C. Not Yet Granted	35,672	53,508

3.	Options Issued Pursuant to 2000 Officers and Directors Stock Option and Incentive Plan*

	A. Maximum Number of Shares Exercisable For	265,720	398,580

	B. Per Share Exercise Price(s)	$0.8681	$0.5787

	C. Maximum Number of Shares Exercisable For	265,720	398,580

	D. Per Share Exercise Price	$1.2286	$0.8191

	E. Not Yet Granted	0	0

4.	Options Issued Pursuant to 2000 Employees Stock Option and Incentive Plan*

	A. Maximum Number of Shares Exercisable For	200,200	300,300

Securities		Pre-Dividend	Post-Dividend

	B. Per Share Exercise Price	$0.8681	$0.5787

	C. Maximum Number of Shares Exercisable For	52,780	79,170

	D. Per Share Exercise Price	$1.2286	$0.8191

	E. Maximum Number of Shares Exercisable For	12,740	19,110

	F. Per Share Exercise Price	$1.0214	$0.6809

	G. Not Yet Granted	0	0

5.	Options Issued Pursuant to 2002 Officers and Directors Stock Option and Incentive Plan

	A. Maximum Number of Shares Exercisable For	560,000	840,000

	B. Per Share Exercise Price	$0.8786	$0.5857

	C. Not Yet Granted	0	0

6.	Options Issued Pursuant to 2002 Employees Stock Option and Incentive Plan

	A. Maximum Number of Shares Exercisable For	196,000	284,000

	B. Per Share Exercise Price	$1.1427	$0.7618

	C. Not Yet Granted	0	0

*  Options granted under such plan with varying exercise prices.

Enclosed herewith as Exhibits are the following:

1.                                       Registrant’s Press Release.

2.                                       Registrant’s Notice To Its Ordinary Shareholders.

Notices similar to 2 will be sent to the Registrant’s optionholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROTECH HOLDINGS COMPANY LIMITED
(Registrant)

/s/T.C. Leung
T.C. Leung
Chief Executive Officer and Chairman of the Board

Dated: June 28, 2004